**Exhibit 21.1**

## List of Subsidiaries of Simon Property

| Subsidiary | Jurisdiction |
| --- | --- |
| Simon Property Group, L.P. | Delaware |
| The Retail Property Trust | Massachusetts |
| Simon Property Group (Illinois), L.P. | Illinois |
| Simon Property Group (Texas), L.P. | Texas |
| Shopping Center Associates | New York |
| Simon Capital Limited Partnership | Delaware |
| M.S. Management Associates, Inc. | Delaware |
| Rosewood Indemnity, Ltd. | Bermuda |
| Marigold Indemnity, Ltd. | Delaware |
| Bridgewood Insurance Company, Ltd. | Bermuda |
| Simon Business Network, LLC | Delaware |
| Simon Brand Ventures, LLC | Indiana |
| Simon Global Limited | United Kingdom |
| Simon Services, Inc. | Delaware |
| Simon Property Group Administrative Services Partnership, L.P. | Delaware |
| SPGGC, LLC | Virginia |
| Kravco Simon Investments, L.P. | Pennsylvania |
| SPG ML Holdings, LLC | Delaware |
| Simon Management Associates II, LLC | Delaware |
| Simon Management Associates, LLC | Delaware |
| CPG Partners, L.P. | Delaware |

Omits names of subsidiaries that as of December 31, 2008 were not, in the aggregate, a "significant subsidiary."